[OMM LETTERHEAD]

March 22, 2010

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

Re:	Apollo Global Management, LLC
Amendment No. 4 to Registration Statement on Form S-1
File Number 333-150141

Dear Ms. Long:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on August 12, 2008, November 23, 2009 and February 1, 2010, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 3 to the Registration Statement filed on February 1, 2010. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 4 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

General

1.	Please note that additional comments from the Division of Investment Management may be forthcoming.

In response to the Staff’s comment, the Company acknowledges that the Division of Investment Management is still reviewing the Company’s response and may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics

Assets Under Management, page 106

Securities and Exchange Commission

Division of Corporate Finance

March 22, 2010

2.	We have read your response to comment 11 from our letter dated December 18, 2009. Please expand your disclosures regarding your AUM to specifically address the changes in (i) Income (loss) and (ii) distributions and/or redemptions. Where material, you may need to identify and discuss the particular funds that impacted this measure. Where you identify and discuss particular funds, please also quantify the impact of each fund. Please also quantify the impact of each business reason for changes in line items where multiple business reasons are provided.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has analyzed the changes in the “Income (loss)” and “Distributions and/or redemptions” line items from the tables that summarize the changes in total AUM and AUM for each of the Company’s segments, as shown on pages 111 to 113. Based on this analysis, the Company has provided additional disclosures of the individual funds that had a significant impact on these line items, the quantitative impact that such funds had on each change, and the underlying reason for the change. The Company’s analysis did not result in further discussion of multiple business reasons that may have also impacted the changes in these line items, as there were no further significant reasons identified, such as the launching of new products, financial innovations, acquisition or divestiture activity, etc., which would have had a significant impact on the changes in the line items in addition to the underlying reason currently disclosed. The Company has also provided enhanced disclosures related to the components of our fee-generating AUM by segment on page 115.

Results of Operations, page 118

General

3.	We have read your response to comment 16 from our letter dated December 18, 2009. Our comment referred to your discussion of advisory and transaction fees, management fees and carried interest on both a consolidated and segmental basis. It is not clear from your response which indicates that the Company revised its disclosures on pages 141 and 144 that you have appropriated revised all the relevant sections of your results of operations to address comment 16 from our letter dated December 18, 2009. In addition, with regard to your disclosures on pages 141 and 144 we note your generalized discussion of global credit market. To the extent the fund’s investment strategy impacted the fair value of its underlying investment portfolio or where a particular investment has materially impacted your results, please identify these underlying factors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125, 126, 129, 130, 138, 139, 143, 147 and 151. The Company also respectfully advises the Staff that it does not believe that the revised disclosures require further discussion surrounding how a fund’s investment strategy impacted the fair value of its underlying investment portfolio. The Company outlines the general investment strategies for its private equity business during various economic cycles in the table on page 201. The Company further outlines the general strategies of its capital markets funds on pages 190 through 196. Most of its funds invest in multiple companies that operate within several different industries. Each actively managed portfolio company may have a specific strategy to enhance its individual value, however, no individual strategy or group of strategies had a direct material impact on the changes in the Company’s revenues in light of the uncertainty that was created by the global credit market downturn that began in 2007, which negatively impacted valuations across most asset classes. As further discussed on page 104, valuations across asset classes began to recover in 2009 after investor uncertainty was alleviated by significant government actions that began to ease the credit crisis and which in turn positively impacted the Company’s 2009 revenues.

4.	We have read your response to comment 17 from our letter dated December 18, 2009. Please expand your discussions to provide more insight into the nature of the transactions that have significantly impacted the changes in the amount of advisory and transaction fees you have recorded for each period presented. In addition, it is unclear why you have revised your disclosures to discuss your advisor and transaction fees from affiliates on a net basis rather that on a gross

Securities and Exchange Commission

Division of Corporate Finance

March 22, 2010

basis as you did in Amendment #2. Your discussion should address the reasons for the underlying changes in your advisory and transaction fees on a gross basis as well as the reasons for the changes in your management fee offsets and your reimbursed broken deal costs.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125, 130, 138, 139, 143, 147 and 151. In addition, the Company respectfully advises the Staff that management fee offsets are formally defined on page 120, and the disclosure therein explains how the offsets are calculated and further provides for the range of percentages by which gross advisory, transaction and other special fees can be reduced in respect of the funds in the Company’s private equity and capital markets segments.

5.	We have read your response to comment 18 from our letter dated December 18, 2009. Please expand your discussion of your results of operations to include a discussion of incentive fees earned and any related high hurdle rates or high water marks that have materially impacted your results. This could include a discussion about the high-water marks on a fund.

In response to the Staff’s comment, the Company has revised its disclosure on pages 116 and 121.

6.	We have read your response to comment 20 from our letter dated December 18, 2009. We note that your disclosures on pages 229 and 230 identify each of your funds by segment as well as their respective inception to date and as of September 30, 2009 investment record. For each significant fund, please also disclose the annualized returns for each period presented. Although you are in the best position to determine which funds may be deemed significant, please consider the criteria presented in our prior comment 20.

In response to the Staff’s comment, the Company has revised its disclosure on pages 118 and 119.

Legal Proceedings, page 232

7.	We have read your response to comment 29 from our letter dated December 18, 2009. You indicate that on December 9, 2009, the parties entered into a settlement agreement, which provides for an $18 million cash settlement. Please clarify and disclose the facts and circumstances, herein as well as the notes to your financial statements, which resulted in you not becoming a party to this settlement agreement.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company was not party to the Lifschitz litigation and thus was not involved in the settlement. Given that the Company is not party to the settlement agreement, the cash settlement has no direct impact on the Company’s financial statements. Therefore, the Company has removed the disclosure in the current year.

8.	We have read your response to comment 30 from our letter dated December 18, 2009. Given that this settlement was significant, please include disclosures, herein or in the notes to your financial statements, which help us reconcile the previous disclosures to the $200 million litigation expense recognized in fiscal 2008. Please also disclose the reason for the $425 million payment and clarify which affiliates you are referring to. Please disclose the impact of the $425 payment on your financial statements for the year ended December 31, 2008. Your disclosures should be similar to the information provided in your response.

Securities and Exchange Commission

Division of Corporate Finance

March 22, 2010

In response to the Staff’s comment, the Company has revised its disclosure on pages 126, 131, 136, 140, 144, 145, 161, F-54 and F-55.

If you have any questions regarding this Amendment No. 4 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

By:	/s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission

Ernest Green

Jeanne Baker

Craig Slivka

Apollo Global Management, LLC

John J. Suydam